Exhibit 12.1

INTEL CORPORATION 2004 FORM 10-K

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION

(In Millions, Except Ratios)

	Years Ended
	Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002	Dec. 27, 2003	Dec. 25, 2004
Income before taxes	$15,141	$2,183	$4,204	$7,442	$10,417
Add—Fixed charges net of capitalized interest	82	125	133	105	98

Income before taxes and fixed charges (net of capitalized interest)	$15,223	$2,308	$4,337	$7,547	$10,515

Fixed charges:
Interest	$35	$56	$84	$62	$50
Capitalized interest	7	5	1	—	—
Estimated interest component of rental expense	47	69	49	43	48

Total	$89	$130	$134	$105	$98

Ratio of earnings before taxes and fixed charges, to fixed charges	171x	18x	32x	72x	107x